AVANTI SECURITIES CORPORATION

Financial Statements and Supplementary Information

December 31, 2018

(With Independent Registered Public Accounting Firm's Report Thereon)

AVANTI SECURITIES CORPORATION

Table of Contents



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Avanti Securities Corporation
Toronto, Ontario

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avanti Securities Corporation (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarson Allen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

St. Joseph, Missouri
January 29, 2019

AVANTI SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	67,519
Prepaid expenses		7,491
Other		100
Total assets	$	75,110

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,742
Total liabilities		8,742
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and 5,000 outstanding shares		1,000
Additional paid-in capital		108,809
Accumulated deficit		(43,441)
Treasury stock, 5,000 common shares, at cost		—
Total stockholder's equity		66,368
Total liabilities and stockholder's equity	$	75,110

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2018

Revenue:		
Standby fee (note 6)	$	36,000
Investment income (note 5)		3,146
Dividends		378
Interest		17
Total revenue		39,541
Expenses:		
Professional		23,246
Office and administration (note 6)		17,484
Taxes and licenses		9,187
Miscellaneous		824
Insurance		576
Total expenses		51,317
Net loss	$	(11,776)

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Changes In Stockholder's Equity

Year ended December 31, 2018

	Common stock		Additional paid-in capital		Accumulated deficit		Treasury Stock		Total stockholder's equity
Balances at December 31, 2017	$	1,000	$	108,809	$	(31,665)	$	—	$	78,144
Net loss		—		—		(11,776)		—		(11,776)
Balances at December 31, 2018	$	1,000	$	108,809	$	(43,441)	$	—	$	66,368

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(11,776)
Adjustments to reconcile net loss to net cash provided by		
operating activities:		
Unrealized holding loss on securities owned		18,249
Realized gain on sale of securities held		(21,395)
Proceeds from sale of securities owned		26,195
Changes in operating assets:		
Prepaid expenses		(29)
Dividend receivable		114
Accounts payable and accrued expenses		8,742
Net cash provided by operating activities		20,100
Cash at beginning of year		47,419
Cash at end of year	$	67,519

The accompanying notes are an integral part of these financial statements.

AVANTI SECURITIES CORPORATION

Notes to Financial Statement

Year ended December 31, 2018

(1)   Organization and Nature of the Business

Avanti Securities Corporation (the Company), a limited liability company, was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is owned 100% by APG Loeb Management Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholder serves as a general partner. The Company does not hold customer securities.

(2)   Significant Accounting Policies

  (a)   Basis of Presentation

  The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer firm.

  (b)   Use of Estimates

  Preparing the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)   Other Assets

  Other assets represents cash held in the FINRA Central Registration Depository account to facilitate the processing and payment of the Company's registration-related fees.

  (d)   Prepaid Expense

  Prepaid expense represents fees paid to FINRA in advance of the upcoming fiscal year.

  (e)   Securities Owned, at Fair Value

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company classifies its marketable equity securities as securities owned, and its marketable equity securities have readily determinable fair values as they are exchange traded. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurement*, and unrealized holding gains and losses on securities owned are included in earnings. The Company sold its equity securities in November 2018 (see note 5).

  (f)   The Recently Adopted Pronouncements

  In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606), which replaces numerous requirements in GAAP, including industry-specific requirements, and

AVANTI SECURITIES CORPORATION

Notes to Financial Statement

Year ended December 31, 2018

provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC 606 using the modified retrospective method. ASU 606 does not apply to revenue associated with financial instruments; therefore, investment income, gains from securities, dividends, and interest are scoped out. ASU 606 is applicable to revenue derived from Standby Fee Agreement. Upon completing our implementation assessment of ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application. There was no change in the timing of revenue recognition upon adoption of ASC 606.

(g)   Revenue Recognition

Revenue from contracts with customers includes Standby Fee Agreement revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. As described in Note 6, the Company only has one contract with one customer. The Company recognizes that standby fee revenue when services are rendered on a monthly basis. Amounts billed and due from our customer are classified as accounts receivables on the balance sheet and require payment on a short-term basis. The standby fee is accounted for as a single performance obligation. Revenue is measured as the amount of consideration we expect to receive in exchange for fulfilling the standby fee agreement.

(h)   Dividends

Dividend income represents amounts received or receivable on securities owned, at fair value on ex-dividend date.

(i)   Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2018, there were no uncertain tax positions that would fall under the requirements of FASB ASC 740, *Income Taxes*.

8

AVANTI SECURITIES CORPORATION

Notes to Financial Statement

Year ended December 31, 2018

(3) Income Taxes

The Company has current federal and state operating loss carryforwards of $27,584. The carryforward losses will begin to expire in the year 2023.

	2018
Deferred Tax Assets	
Net Operating Loss Carryforward	$7,448
Net Deferred Tax Asset	7,448
Valuation Allowance	(7,448)
Net Deferred Tax Asset	$ -0-

	2018
Current Income Tax Expense (Benefit)	$ -0-
Deferred Income Tax Expense (Benefit)	(3,251)
Change in Valuation Allowance	3,251
Total Provision for Income Taxes	$ -0-

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into United States tax law. The Company has adjusted its deferred tax asset at December 31, 2018 to reflect the Act's reduction of corporate income tax rates.

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, operating loss carry-forwards, and adjustments to our deferred tax valuation allowance.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a full valuation allowance as of December 31, 2018, equal to the tax effect of its operating loss carryforwards.

AVANTI SECURITIES CORPORATION

Notes to Financial Statement

Year ended December 31, 2018

(4)   Fair Value Measurements

Fair Value Hierarchy

The Company applies the guidance in FASB ASC 820, *Fair Value Measurement,* for the fair value measurements of financial assets and liabilities. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The Company's securities owned, at fair value, are measured on a recurring basis and are classified as Level 1 in the fair value hierarchy and are represented by common stock equity investments.

(5)   Investment Income

Realized gain on securities owned	$ 21,395
Change in unrealized loss on securities owned	(18,249)
Investment income	$ 3,146

The Company sold its securities with a Settlement Date of November 23, 2018 and received proceeds of $26,195.

(6)   Related Party Transactions

During the year ended December 31, 2018 the Company received $36,000 from an affiliate of the Company's stockholder as a standby fee for the Company's agreement to be available to serve as placement agent for the affiliate's private placement offerings. The Company paid $2,025 to the affiliate for a reimbursement of a direct out-of-pocket cost incurred by the Company. The Company and the affiliate have an Expense Sharing Agreement providing for the payment of certain overhead expenses on behalf of the Company. A total of $17,484 of overhead expenses were allocated from the affiliate under the Expense Sharing Agreement for the year ended December 31, 2018. At December 31, 2018 the Company had accrued expenses totaling $8,742 related to the Expense Sharing Agreement.

AVANTI SECURITIES CORPORATION

Notes to Financial Statement

Year ended December 31, 2018

(7) Commitments and Contingencies

The Company may be subject to lawsuits, administrative proceeding and claims that arise in the ordinary course of its business. One or more of these lawsuits, proceedings and claims may exist at any given time, which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, in the opinion of management, the final disposition of the lawsuits, proceedings and claims, if any, will not have a material adverse effect on the Company's financial position, operating rules or liquidity.

(8) Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2018, the Company's net capital was $58,877 and its excess net capital was $53,877. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(9) Subsequent Events

The Company has evaluated subsequent events through January 29, 2019, the date of issuance of the accompanying financial statements, and has determined that no additional disclosures or adjustments are required4

Supplementary Information

AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net Capital

Total stockholder's equity	$	66,368
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		7,491
Net capital		58,877

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	53,877
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	52,877
Aggregate indebtedness	$	8,742
Percentage of aggregate indebtedness to net capital		14.8%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2018 filed by Avanti Securities Corporation in its amended Form X-17a-5, Part IIA on January 29, 2018.

See accompanying report of Independent Registered Public Accounting firm.

AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of the Reserve Requirements
under Exhibit A of Rule 15c3-3 (Exemption)

December 31, 2018

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as Avanti Securities Corporation claims exemption from such computation under Section (k)(2)(i), as the Company carries no margin accounts and has no customers.

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to the Possession or Control Requirements
under Rule 15c3-3 (Exemption)

December 31, 2018

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(2)(i), since the Company carries no margin accounts and has no customers.

See accompanying report of Independent Registered Public Accounting firm.



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avanti Securities Corporation
Toronto, Ontario

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Avanti Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Avanti Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
January 29, 2019

AVANTI SECURITIES CORPORATION

Exemption Report

Avanti Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Avanti Securities Corporation

I, Donald E. Loeb, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman

Date: January 29, 2019